Electronic Articles of Incorporation
For

P17000042616
FILED
May 10, 2017
Sec. Of State
kbrumbley

FUEGO FINO, INC.

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

FUEGO FINO, INC.

Article II

The principal place of business address:

633 S. ANDREWS AVENUE
SUITE 500
FT LAUDERDALE, FL. US 33301

The mailing address of the corporation is:

4570 N. 1ST AVE.
120
TUCSON, AZ. US 85718

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

75,000,000

Article V

The name and Florida street address of the registered agent is:

JOHN R HOWES
633 S. ANDREWS AVE
SUITE 500
FT LAUDERDALE, FL.   33301

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: JOHN HOWES

P17000042616
FILED
May 10, 2017
Sec. Of State
kbrumbley

Article VI

The name and address of the incorporator is:

JESSICA CONTRERAS
4570 N. 1ST AVE
SUITE 120
TUCSON, AZ. 85718

Electronic Signature of Incorporator: JESSICA CONTRERAS

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: CEO
JESSICA CONTRERAS
4570 N. 1ST AVE, SUITE 120
TUCSON, AZ. 85718 US

Title: CMO
KANISHA DENNIS
633 S. ANDREWS AVENUE, SUITE 500
FORT LAUDERDALE, FL. 33301 US

Title: TREA
ALEJANDRA HARRIS
633 S. ANDREWS AVENUE, SUITE 500
FORT LAUDERDALE, FL. 33301 US

Title: SECR
ALEJANDRA HARRIS
633 S. ANDREWS AVENUE, SUITE 500
FORT LAUDERDALE, FL. 33301 US

Article VIII

The effective date for this corporation shall be:

05/10/2017

P17000042616



(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

100302156431

08/07/17--01019--027 **35.00



FILED
2017 AUG 28 PM 1:02
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

Amend

AUG 30 2017

I ALBRITTON

COVER LETTER

TO: Amendment Section
     Division of Corporations

NAME OF CORPORATION: FUEGO FINO, INC.

DOCUMENT NUMBER: P17000042616

The enclosed *Articles of Amendment* and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Jessica Contreras
_____
Name of Contact Person

Fuego Fino, Inc
_____
Firm/ Company

4570 N. 1st Ave, Suite 120
_____
Address

Tucson, Arizona, 85718
_____
City/ State and Zip Code

FuegoFino@gmail.com
_____
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Jessica Contreras   at (305) 733-2825
_____   _____
Name of Contact Person   Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

☑ $35 Filing Fee   ☐$43.75 Filing Fee &   ☐$43.75 Filing Fee &   ☐$52.50 Filing Fee
                 Certificate of Status   Certified Copy   Certificate of Status
                                       (Additional copy is   Certified Copy
                                       enclosed)   (Additional Copy
                                                                    is enclosed)

Mailing Address	**Street Address**
Amendment Section	Amendment Section
Division of Corporations	Division of Corporations
P.O. Box 6327	Clifton Building
Tallahassee, FL 32314	2661 Executive Center Circle
	Tallahassee, FL 32301



FLORIDA DEPARTMENT OF STATE
Division of Corporations

August 11, 2017

JESSICA CONTRERAS
FUEGO FINO, INC.
4570 N. 1ST AVE - STE. 120
TUCSON, AZ 85718

SUBJECT: FUEGO FINO, INC.
Ref. Number: P17000042616

We have received your document for FUEGO FINO, INC. and your check(s) totaling $35.00. However, the enclosed document has not been filed and is being returned for the following correction(s):

Please file the document as either Articles of Amendment or Restated Articles of Incorporation pursuant to applicable Florida Statutes.

Please return your document, along with a copy of this letter, within 60 days or your filing will be considered abandoned.

If you have any questions concerning the filing of your document, please call (850) 245-6050.

Irene Albritton
Regulatory Specialist II

Letter Number: 417A00016476

RECEIVED
17 AUG 28 PM 5: 18
DEPARTMENT OF STATE
DIVISION OF CORPORATIONS
TALLAHASSEE, FLORIDA

Articles of Amendment
to
Articles of Incorporation
of

FUEGO FINO, INC.

(Name of Corporation as currently filed with the Florida Dept. of State)

P17000042616

(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this *Florida Profit Corporation* adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

_____ *The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.." or the designation "Corp." "Inc." or "Co". A professional corporation name must contain the word "chartered," "professional association." or the abbreviation "P.A."*

B. Enter new principal office address, if applicable:
(Principal office address MUST BE A STREET ADDRESS)

C. Enter new mailing address, if applicable:
(Mailing address MAY BE A POST OFFICE BOX)

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent _____

_____
(Florida street address)

New Registered Office Address: _____ , Florida_____
    (City)   *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

_____
Signature of New Registered Agent, if changing

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:

(Attach additional sheets, if necessary)

Please note the officer/director title by the first letter of the office title:

P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.

Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change ____ Add ____ Remove	____	_____	_____
2) ____ Change ____ Add ____ Remove	____	_____	_____
3) ____ Change ____ Add ____ Remove	____	_____	_____
4) ____ Change ____ Add ____ Remove	____	_____	_____
5) ____ Change ____ Add ____ Remove	____	_____	_____
6) ____ Change ____ Add ____ Remove	____	_____	_____

E. **If amending or adding additional Articles, enter change(s) here:**
(Attach *additional sheets, if necessary).* *(Be specific)*

ARTICLE IV - AUTHORIZED CAPITAL STOCK

The aggregate number of shares the Corporation shall have authority to issue shall be 75,000,000 shares, without par value,

which shall be comprised of:

    (a) 70,000,000 shares of common stock ("Common Stock"); and

    (b) 5,000,000 shares of preferred stock ("Preferred Shares") with such preferences, limitations, and relative rights

        as may be determined by the Corporation's board of directors (the "Board of Directors") pursuant to Article IV

        and which may be divided into and issued in series.

F. **If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:**
(if not applicable, indicate N/A)

N/A

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
FUEGO FINO, INC.

Certificate

1. I am the duly elected and acting Chief Executive Officer of Fuego Fino, Inc. (the "Corporation").

2. The Corporation's Articles of Amendment to Articles of Incorporation (the "Amended Articles") are attached as Annex A to this Certificate and contain amendments to the Articles of Incorporation.

3. As contemplated by Florida Laws, the information required is as follows:

    (a) The name of the Corporation is Fuego Fino, Inc..

    (b) The Amended Articles (1) Articles IV.

    (c) Effective upon the filing of these Articles of Amendment to The Articles of Incorporation, the Corporation's 75,000,000 authorized shares of capital stock, comprised of:

        70,000,000 Common Shares; and

        5,000,000 Preferred shares.

    (d) The Articles of Amendment to Articles of Incorporation was approved by the unanimous written action dated August 23rd, 2017 of the holders of the Corporation's outstanding voting common shares, which was sufficient for approval of the Amendment by each voting group.

IN WITNESS WHEREOF, I have signed this certificate on August 23rd, 2017.

/s/ Jessica Contreras
Jessica Contreras, CEO

1

[SIGNATURE PAGE TO CERTIFICATE OF DESIGNATION]

FURTHER RESOLVED, that any action heretofore taken by any authorized officer prior to the date of these resolutions that is within the authority conferred herein is ratified, confirmed and approved.

Counterpart Signatures

RESOLVED, that this Consent may be signed in any number of counterparts, each of which shall be deemed to be an original, and all of which, when taken together, shall be deemed to be a single document; and

Consent

WHEREFORE, this Consent shall have the same force and effect as a majority vote cast at a meeting of the shareholders duly called, noticed, convened and held in accordance with the laws of the state of Florida, the Articles of Incorporation, and the Bylaws of the Corporation.

Effective date: July 30th, 2017

Jessica Contreras	9,450,000
Alejandra Harris	350,000 No. of Shares
Marlisa Hughes	350,000 No. of Shares
Kanisha Dennis	87,500 No. of Shares
Laura Huerta	87,500 No. of Shares
Carlton Duncan	87,500 No. of Shares
Robert Joiner	87,500 No. of Shares

2

ARTICLES OF AMMENDMENT

TO
ARTICLES OF INCORPORATION
OF
FUEGO FINO, INC.

ARTICLE IV – AUTHORIZED CAPITAL STOCK

The aggregate number of shares the Corporation shall have authority to issue shall be 75,000,000 shares, without par value, which shall be comprised of: (a) 70,000,000 shares of common stock ("Common Shares"); and (b) 5,000,000 shares of Preferred stock ("Preferred Shares") with such preferences, limitations and relative rights as may be determined by the Corporation's board of directors (the "Board of Directors") pursuant to Article IV and which may be divided into and issued in series.

The date of each amendment(s) adoption: August 23rd, 2017, if other than the date this document was signed.

Effective date if applicable: August 23rd, 2017

(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s) **(CHECK ONE)**

■ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by ______________________________."

(voting group)

☐ The amendment(s) was/were adopted by the board of directors without shareholder action and shareholder action was not required.

☐ The amendment(s) was/were adopted by the incorporators without shareholder action and shareholder action was not required.

Dated August 23rd, 2017

Signature Jessica C[illegible]

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Jessica Contreras

(Typed or printed name of person signing)

CEO

(Title of person signing)